Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

April 27, 2023

VIA EDGAR CORRESPONDENCE

Emily Rowland
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Variable Insurance Trust (the “Trust”) File Nos. 333-178767; 811-22652

Dear Ms. Rowland:

This letter responds to your comments regarding the registration statements filed on Form N-1A for First Trust Variable Insurance Trust (the “Trust”) with the Staff of the Securities and Exchange Commission (the “Staff”) on February 7, 2023 (the “Registration Statements”). The Registration Statements relate to the First Trust Capital Strength Hedged Equity Portfolio and First Trust Growth Strength Portfolio (each, a “Fund” and collectively, the “Funds”), each a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statements.

The Staff notes that, unless otherwise indicated, the comments below will apply to both Funds. The Registrant’s responses below will apply to each of the above referenced funds.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statements. Please ensure that corresponding changes are made to all similar disclosure.

Please provide responses to all of the Staff’s comments on EDGAR at least five days before the effective date of the Registration Statements.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statements and that it will provide the Staff with a response letter in the form of correspondence at least five days before effectiveness.

Comment 2 – Fee Table

Please state that the table “describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund.”

Response to Comment 2

The disclosure has been revised in accordance with the Staff’s comment.

Comment 3 – Fee Table

Since there is only one share class for each Fund, please revise the last sentence under the section entitled “Fees and Expenses of the Fund” to state the information applies to Class I shares.

Response to Comment 3

In accordance with the Staff’s comment, the last sentence of the section entitled “Fees and Expenses of the Fund” has been revised as follows:

More information about eligibility requirements for Class I shares is available from your Participating Insurance Company.

Comment 4 – Fee Table

Please add a footnote to the fee table that “Other Expenses” is an estimate based on the expenses the Funds expect to incur for the current fiscal year.

Response to Comment 4

The disclosure has been revised in accordance with the Staff’s comment.

Comment 5 – Principal Investment Strategies

Please supplementally confirm to the Staff that each Fund is an index fund.

Response to Comment 5

The Registrant confirms that the First Trust Growth Strength Portfolio is an index fund. The Registrant notes that while the First Trust Capital Strength Hedged Equity Portfolio is an actively-managed fund, the Fund uses a benchmark index (the Capital Strength IndexSM) as part of its equity strategy.

Comment 6 – Principal Investment Strategies

The Staff notes the following disclosure in the section entitled “Principal Investment Strategies”:

The Index Provider may, from time to time, exercise reasonable discretion as it deems appropriate in order to ensure Index integrity.

For the First Trust Growth Strength Portfolio, please be more specific as to what discretion the Index Provider will use since the Index Provider must follow a rules-based methodology.

Response to Comment 6

The Index Provider’s policies and procedures provide that it may make deviations from the Index methodology at its discretion so that the Index continues to achieve its objective. The Index Provider may exercise expert judgement or discretion when the situation calls for the interpretation of data in calculating and maintaining the Index in response to, for example, stock splits, spin-offs or other corporate actions. The Registrant believes the disclosure, as currently presented, is consistent and aligns with the Index’s rules-based methodology.

Comment 7 – Principal Investment Strategies

Since the First Trust Capital Strength Hedged Equity Portfolio is an actively-managed fund, please remove all disclosure regarding the Index Provider and Index with a summary of how the Advisor and/or Sub-Advisor selects investments for the Fund, including how and when the Advisor and/or Sub-Advisor will sell securities.

Response to Comment 7

In accordance with the Staff’s comment, all disclosure relating to the Index Provider has been removed. While the Fund is actively-managed, it uses a benchmark index (the Capital Strength IndexSM) as part of its equity strategy. The Registrant has revised the equity strategy to better describe the role the Index plays in the Fund’s principal investment strategies. Additionally, the following risks have been removed from the Prospectus: Index Concentration Risk, Index Provider Risk and Non-Correlation Risk.

Comment 8 – Principal Investment Strategies

For the First Trust Growth Strength Portfolio, please describe in Item 9 more detail regarding the filters for liquidity, return on equity, long-term debt, revenue and cash flow growth.

Response to Comment 8

In accordance with the Staff’s comment, the disclosure in the section entitled “Additional Information on the Fund's Investment Objective and Strategies” has been revised as follows:

The Index begins with liquidity screens by filtering all securities within the NASDAQ US Benchmark Index that have less than $5 million in three-month average daily trading volume. The Index ranks all remaining companies by float-adjusted market capitalization and removes those that fall below the top 500 remaining securities.

All remaining securities are filtered by three screens that seek to identify well-capitalized companies with strong market positions. These filters include excluding companies with: (1) less than $1 billion in cash and short-term investments; (2) companies with a long-term debt to market capitalization ratio greater than 30%; and (3) companies with a return on equity that is less than 15%.

All remaining securities are then ranked by their three-year revenue growth percentage and three-year cash flow growth percentage. Companies are ranked in descending order with companies that have the highest growth percentage for each screen receiving the highest relative ranking. Those rankings are combined equally with the top 50 securities by combined rank chosen for inclusion in the Index.

Comment 9 – Principal Investment Strategies

For the First Trust Growth Strength Portfolio, please state the expected market capitalization range for companies in the Index and specify the information as of a recent date.

Response to Comment 9

The disclosure has been revised in accordance with the Staff’s comment.

Comment 10 – Principal Risks

For the First Trust Growth Strength Portfolio, if applicable, please include a small- and/or mid-capitalization risk.

Response to Comment 10

The Registrant does not believe, based on the market capitalization of the Index for the First Trust Growth Strength Portfolio, a small- and/or mid-capitalization risk is applicable to the Fund.

Comment 11 – Principal Investment Strategies

For the First Trust Growth Strength Portfolio, please state how the Fund selects its investments (i.e., whether it is by following a replication or sampling strategy).

Response to Comment 11

In accordance with the Staff’s comment, the disclosure has been revised to add the following:

The Fund, using an indexing investment approach, attempts to replicate, before fees and expenses, the total return performance of the Index, which includes dividends paid by the common stocks in the Index. The Fund will generally employ a full replication strategy, meaning that it will normally invest in all of the securities comprising the Index in proportion to their weightings in the Index.

Comment 12 – Principal Investment Strategies

The Staff notes the disclosure states, “To the extent the Fund invests a significant portion of its assets in a given jurisdiction or investment sector, the Fund may be exposed to the risks associated with that jurisdiction or investment sector.”

If the Funds have significant exposure to any jurisdiction specifically, please add disclosure to the section entitled “Principal Investment Strategies” and add appropriate risk disclosure. Additionally, please revise the above-referenced sentence to describe what the investment sector refers to. The Staff notes the previous sentence states the Index had significant exposure to health care and information technology companies (or industrials companies for the First Trust Capital Strength Hedged Equity Portfolio.

Response to Comment 12

The Registrant notes each Fund does not anticipate having significant exposure to any jurisdiction specifically. The above-referenced disclosure refers to the Funds’ exposure to companies within the referenced GICS sectors. The Registrant believes the disclosure, as currently presented, is accurate for investor comprehension. The Funds’ exposure to the companies listed in the disclosure represent a material investment of each Fund. As such, the Registrant will identify these sectors and include applicable risks.

Comment 13 – Principal Risks

The Staff notes that the principal risks appear in alphabetical order. Please order the risks to prioritize the risks that are most likely to adversely affect the Funds’ net asset value, yield and total return.

Response to Comment 13

The Registrant respectfully declines to revise the disclosure as requested by the Commission. Ultimately, the Registrant has reached the same conclusion as many other industry participants and declines to make the requested revisions as it believes the disclosure is compliant with the requirements of Form N-1A. The Registrant continues to evaluate its approach to the ordering of risk factors in light of recent Commission guidance.

Comment 14 – Principal Risks

The Staff notes the “Index Provider Risk” states, “The Advisor’s mandate as described in this prospectus is to manage the Fund consistently with the Index provided by the Index Provider.” Please explain what this sentence means (i.e., does the Advisor use a replication or sampling strategy?).

Response to Comment 14

The disclosure has been revised to reflect the Fund follows a replication strategy.

Comment 15 – Principal Risks

Please update the “Inflation Risk” to better reflect the current inflationary environment that inflation is rising.

Response to Comment 15

In accordance with the Staff’s comment, the “Inflation Risk” has been revised as follows:

INFLATION RISK. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money. The current environment of elevated inflation may cause the present value of the Fund’s assets and distributions to decline.

Comment 16 – Principal Risks

Please describe in the section entitled “Principal Investment Strategies” that the Funds invest in large capitalization companies, if applicable.

Response to Comment 16

The disclosure has been revised in accordance with the Staff’s comment.

Comment 17 – Principal Risks

For the First Trust Growth Strength Portfolio, please describe the low volatility criteria that the Index Provider uses when selecting securities in both the “Low Volatility Risk” and in Item 9.

Response to Comment 17

The Registrant notes that the “Low Volatility Risk” has been removed from the Prospectus.

Comment 18 – Principal Risks

Please add “natural disasters” to the list of events in the following sentence of the “Market Risk”:

In addition, local, regional or global events such as war, acts of terrorism, spread of infectious diseases or other public health issues, recessions, or other events could have a significant negative impact on the Fund and its investments.

Response to Comment 18

The disclosure has been revised in accordance with the Staff’s comment.

Comment 19 – Principal Risks

The Staff notes the “Non-Correlation Risk” states the following:

In addition, the Fund’s portfolio holdings may not exactly replicate the securities included in the Index or the ratios between the securities included in the Index. Additionally, in order to comply with its investment strategies and policies, the Fund portfolio may deviate from the composition of the Index.

Please include this concept in the section entitled “Principal Investment Strategies.” Additionally, please supplementally explain to the Staff the circumstances in which the events in the above-referenced disclosure may occur.

Response to Comment 19

The section entitled “Principal Investment Strategies” has been revised to state the following:

The Fund, using an indexing investment approach, attempts to replicate, before fees and expenses, the total return performance of the Index, which includes dividends paid by the common stocks in the Index. The Fund will generally employ a full replication strategy, meaning that it will normally invest in all of the securities comprising the Index in proportion to their weightings in the Index… The Index Provider reserves the right to use qualitative judgment to include, exclude, adjust, or postpone the inclusion of a stock in the Index. Continued Index membership of a constituent is not necessarily subject to the guidelines provided in the Index methodology. A stock may be considered for exclusion by the Index Provider on the basis of corporate governance, accounting policies, lack of transparency and lack of representation, despite meeting all the criteria provided in the Index methodology.

Additionally, the following disclosure has been added to the section entitled “Additional Information on the Fund’s Investment Objectives and Strategies.” Please refer to the below disclosure in response to the circumstances in which full replication may not be possible.

The Fund will generally employ a full replication strategy, meaning that it will normally invest in all of the securities comprising the Index in proportion to their weightings in the Index. However, under various circumstances, full replication of the Index may not be possible or practicable. In those circumstances, the Fund may purchase a sample of securities in the Index. The Fund may utilize sampling when there are practical difficulties or substantial costs involved in replicating the Index, including to address tax and regulatory issues and respond to trading halts and other issues related to the liquidity of Index constituents. Though it does not intend to, there may also be instances in which First Trust may choose to overweight certain securities in the Index, purchase securities not in the Index which First Trust believes are appropriate to substitute for certain securities in the Index, use futures or derivative instruments or utilize various combinations of the above techniques in seeking to track the Index. The Fund may sell securities that are represented in the Index in anticipation of their removal from the Index or purchase securities not represented in the Index in anticipation of their addition to the Index.

Comment 20 – Principal Risks

Please supplementally provide the broad-based securities market index that each Fund intends to use.

Response to Comment 20

Each Fund’s broad-based securities market index will be the S&P 500 Index.

Comment 21 – Performance

The Staff notes the disclosure in the section entitled “Performance” states, “The Fund’s past performance (before and after taxes) is not necessarily an indication of how the Fund will perform in the future.” Please consider deleting “(before and after taxes)” because the Staff believes the Funds, as a part of an insurance product, are not required to reflect after-tax performance.

Response to Comment 21

The above-referenced disclosure has been removed in accordance with Staff’s comment.

Comment 22 – Additional Information on the Fund’s Investment Objective and Strategies

Please make corresponding edits from Item 4 to the Item 9 section of the Prospectus. The Staff notes that Form N-1A provides the principal investment strategies required in Item 4 should be based on Item 9 and should be a summary of that information.

Response to Comment 22

The Registrant respectfully directs the Staff’s attention to the section entitled “Fund Investments” which provides a highly detailed discussion of the types of investments in which each Fund may have exposure that is not included in the section entitled “Principal Investment Strategies.” As such, the Registrant believes the Item 4 disclosure is an appropriate summary of the information detailed in Item 9. Nevertheless, the Item 9 disclosure has been enhanced to reflect the corresponding edits to Item 4.

Comment 23 – Additional Information on the Fund’s Investment Objective and Strategies

Please include disclosure regarding each Fund’s concentration policy, its non-diversification status and its frequent trading policy.

Response to Comment 23

The disclosure has been revised in accordance with the Staff’s comment.

Comment 24 – Management of the Fund

Please revise the section entitled “Management Fee” to reflect the expense reimbursement language disclosed in the “Fee Table.”

Response to Comment 24

The disclosure has been revised in accordance with the Staff’s comment.

Comment 25 – Exhibits

For the First Trust Growth Strength Portfolio, please file the licensing agreement for the Index as an exhibit to the Registration Statement.

Response to Comment 25

The Registrant confirms the licensing agreement will be filed as exhibit to the Registration Statement.

Comment 26 – Statement of Additional Information

Regarding the disclosure on derivative actions, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the First Trust Multi-Manager International ETF.

Response to Comment 26

The Funds and the Advisor have considered the Staff’s comment and respectfully decline to make the requested changes. The Funds and the Advisor believe that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 27 – Statement of Additional Information

Regarding the disclosure on fiduciary duties, the Staff reiterates in full the comments provided on the Declaration of Trust disclosure for the FT Cboe Vest Rising Dividend Achievers Target Income ETF.

Response to Comment 27

The Registrant notes that the Declaration contains a provision that clarifies that the Trustees of the Trust are not subject to the law in Massachusetts or other states relating to the duties and liabilities of trustees of donative trusts (a trust that establishes a gift of an interest in property to a beneficiary) or probate trusts (a trust which allows a person to place an asset into trust and retain control and access) or similar common law trusts, but are subject only to the law in Massachusetts relating to the trustees of Massachusetts business trusts under Chapter 182 of the Massachusetts General Laws. This provision does not eliminate the fiduciary duties of the trust’s Trustees, but limits those duties to the duties of trustees of Massachusetts business trusts. In addition, as noted, the Trustees remain fully subject to their duties under the federal securities laws. Pursuant to the Staff’s request, the below disclosure has been added to each Fund’s SAI. The Registrant believes that adding this disclosure to the SAI and not the Prospectus, as requested by the Staff, is appropriate for investor comprehension.

The Declaration provides that a Trustee acting in his or her capacity as Trustee is liable to the Trust for his or her own bad faith, willful misfeasance, gross negligence, or reckless disregard of his or her duties involved in the conduct of the individual’s office, and for nothing else and shall not be liable for errors of judgment or mistakes of fact or law. The Declaration also provides that the Trustees of the Trust will be subject to the laws of the Commonwealth of Massachusetts relating to Massachusetts business trusts, but not to the laws of Massachusetts relating to the trustees of common law trusts, such as donative or probate type trusts… These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Comment 28 – Statement of Additional Information

Please add that there is a Federal securities law carveout (e.g., “Except for claims brought under the Federal securities laws…”) to the following disclosure in the Statement of Additional Information (“SAI”):

In addition, the Declaration provides that actions that are derivative in nature may not be brought directly…

If a majority of the Trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of the Fund, the Trustees are required to reject the demand…

If a demand is rejected, the complaining shareholder will be responsible for the costs and expenses (including attorneys’ fees) incurred by the Fund in connection with the consideration of the demand under a number of circumstances.

Response to Comment 28

The Registrant notes its response to Comment 27 above and has added the following disclosure to the SAI:

These provisions are not intended to restrict any shareholder rights under the federal securities laws and the Declaration specifically provides that no provision of the Declaration shall be effective to require a waiver of compliance with any provision of, or restrict any shareholder rights expressly granted by, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, or the 1940 Act, or of any valid rule, regulation, or order of the Commission thereunder.

Comment 29 – Statement of Additional Information

The Staff notes the following disclosure in the SAI:

Notwithstanding restriction (7) above, to the extent the Fund invests in other investment companies, it will consider, to the extent practicable, the industry concentration of the underlying investment companies when determining compliance with the limitations set forth in restriction (7) above.

Please note that a Fund and its Advisor may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining compliance with the Fund’s concentration policies. Specifically, please add disclosure that each Fund will consider the investments of its underlying investment companies when determining compliance with the Fund’s concentration policies.

Response to Comment 29

In accordance with the Staff’s comment, the disclosure has been revised as follows:

For purposes of applying restriction (7) above, to the extent the Fund invests in other investment companies, it will consider the investments of the underlying investment companies when determining compliance with the limitation set forth in restriction (7) above, to the extent the Fund has sufficient information about such investments.

Comment 30 – General

Please confirm and align whether each Fund’s investment objective is fundamental or non-fundamental in the Prospectus and SAI.

Response to Comment 30

The Registrant confirms the investment objective of each Fund is non-fundamental, and the disclosure has been revised to reflect this fact.

Comment 31 – First Trust Capital Strength Hedged Equity Portfolio

For the First Trust Capital Strength Hedged Equity Portfolio, please add “equity securities of” before “real estate investment trusts” in the Fund’s 80% investment policy.

Response to Comment 31

The disclosure has been revised in accordance with the Staff’s comment.

Comment 32 – First Trust Capital Strength Hedged Equity Portfolio

If the derivatives are included in the Fund’s 80% investment policy, please disclose in Item 9 that they will be valued for purposes of Rule 35d-1 on a marked-to-market basis.

Response to Comment 32

The Registrant notes the Fund’s 80% investment policy has been revised as follows:

Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and/or investments that provide exposure to equity securities.

Additionally, the Registrant confirms the Fund’s use of derivatives will be valued on a marked-to-market basis. The following disclosure has been added to Item 9:

The Fund has adopted an investment policy pursuant to Rule 35d-1 under the 1940 Act (the “Name Policy”), whereby the Fund, under normal market conditions, will invest at least 80% of its net assets (plus any borrowings for investment purposes) in equity securities and/or investments that provide exposure to equity securities. The Name Policy may be changed by the Board without shareholder approval upon 60 days’ prior written notice to shareholders. The market value of the derivatives will be used for purposes of compliance with the Name Policy.

Comment 33 – First Trust Capital Strength Hedged Equity Portfolio

Please state the expected market capitalization range as of a recent date and add corresponding risk disclosure.

Response to Comment 33

The disclosure has been revised in accordance with the Staff’s comment.

Comment 34 – First Trust Capital Strength Hedged Equity Portfolio

The Staff notes the disclosure states, “The Fund will be concentrated in an industry or a group of industries to the extent that the Index is so concentrated.” Given that this is not an index-tracking fund, please explain how this concentration policy complies with the requirement of Section 8 of the Investment Company Act of 1940 (the “1940 Act”).

Response to Comment 34

In accordance with the Staff’s comment, the First Trust Capital Strength Hedged Equity Portfolio’s concentration policy has been revised to state the following:

The Fund will not invest 25% or more of the value of its total assets in securities of issuers in any one industry or group of industries. This restriction does not apply to obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, or securities of other investment companies.

The Registrant notes corresponding disclosure in the Registration Statement has been revised accordingly.

Comment 35 – First Trust Capital Strength Hedged Equity Portfolio

Please confirm supplementally to the Staff that the disclosure under the “Derivatives Risk” regarding collateral segregation is not disclosure about the former asset segregation requirements under Section 18 of the 1940 Act.

Response to Comment 35

The Registrant notes the disclosure relating to collateral segregation has been removed from the Registration Statement.

Comment 36 – First Trust Capital Strength Hedged Equity Portfolio

Since this Fund is not an index-tracking fund, please delete the “Non-Correlation Risk” or explain why the risk should be included.

Response to Comment 36

In accordance with the Staff’s comment, the “Non-Correlation Risk” has been removed from the Prospectus.

Comment 37 – First Trust Capital Strength Hedged Equity Portfolio

Please add a risk relating to the Fund’s hedging strategy.

Response to Comment 37

The Registrant notes the following disclosure has been added as the first sentence of the “Derivatives Risk”:

The Fund will use derivatives to employ its hedging strategy to reduce risk and volatility to overall market exposure.

Comment 38 – First Trust Capital Strength Hedged Equity Portfolio

Please disclose that the Fund will give 60 days’ prior written notice of any change to the Fund’s 80% investment policy.

Response to Comment 38

The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Registrant’s response to Comment 32 above.

Comment 39 – First Trust Capital Strength Hedged Equity Portfolio

Please describe “exchange-traded options on the S&P 500® Index” and “exchange-traded funds that track the S&P 500® Index” in the section entitled “Fund Investments” as they are described in the section entitled “Principal Investment Strategies.”

Response to Comment 39

In accordance with the Staff’s comment, the disclosure has been revised to add the following as “Fund Investments”:

Derivatives

The Fund purchases and writes (sells) exchange-traded put options and writes (sells) exchange-traded call options on either the S&P 500® Index or Underlying ETFs. A call option will give the purchaser the right to buy the S&P 500® Index or Underlying ETFs at a predetermined strike price (the price of the S&P 500® Index or Underlying ETFs at which the holder of the option may exercise his or her right to buy) from the Fund. A put option will give the purchaser the right to sell the S&P 500® Index or Underlying ETFs at a predetermined strike price (the price of the S&P 500® Index or Underlying ETFs at which the holder of the option may exercise his or her right to sell) from the option counterparty. The Fund may utilize such derivatives to enhance return, to hedge some of the risks of its investments in securities, as a substitute for a position in the underlying asset, to reduce transaction costs, to maintain full market exposure (which means to adjust the characteristics of its investments to more closely approximate those of the markets in which it invests), to manage cash flows or to preserve capital.

To the extent the Fund enters into derivatives transactions, it will do so pursuant to Rule 18f-4 under the 1940 Act. Rule 18f-4 requires the Fund to implement certain policies and procedures designed to manage its derivatives risks, dependent upon the Fund’s level of exposure to derivative instruments.

Comment 40 – First Trust Capital Strength Hedged Equity Portfolio

The Staff notes the “Liquidity Risk” in the SAI states, “The Fund might be required by applicable regulatory requirements to maintain assets as ‘cover,’ maintain segregated accounts and/or make margin payments…” Please revise to clarify who is imposing these obligations to avoid confusion with respect to obligations under Rule 18f-4 under the 1940 Act.

Response to Comment 40

The Registrant notes the above-referenced disclosure has been removed from the Registration Statement.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler LLP
By:	/s/ Morrison C. Warren
Morrison C. Warren